Luby’s Fuddruckers Restaurants, LLC 13111 Northwest Freeway Suite 600 Houston, Texas 77040

July 27, 2012

Via Email

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Attention:	Linda Cvrkel
Branch Chief

Ladies and Gentlemen:

Set forth below is the response of Luby’s, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2011, and related matters contained in a letter from the Staff to Mr. K. Scott Gray, Chief Financial Officer of the Company, dated July 10, 2012.

Re: Luby’s Inc.

Form 10-K for the Year Ended August 31, 2011

Filed November 14, 2011

File No. 001-08308

Form 10-K for the Year Ended August 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 25

1. We note from your disclosure on page 28 in MD&A that other income includes net rental property income and expenses relating to property for which you are the landlord, prepaid sales tax discounts, and oil and gas royalty income. Please tell us and revise your disclosure to explain the nature of the oil and gas royalty income. Also, please tell us the amount of oil and gas royalties that is included in other income for each of the periods presented. Also, if the amount of rental income is significant to net income, please revise the notes to the financial statements to include:

•	the cost and carrying amount of property on lease by major classes of property and the amount of accumulated depreciation in total;

•	minimum future rentals on noncancelable leases as of the lasted balance sheet presented, in the aggregate and for each of the five succeeding fiscal years; and

•	total contingent rentals included in income for each period for which an income statement is presented. See ASC 840-20-50-4.

Letter to United States Securities and Exchange Commission

July 27, 2012

RESPONSE: Oil and gas royalty income was $105,000, $0 and $52,000 in fiscal years 2011, 2010 and 2009. In fiscal year 2011, we entered into two mineral leases for the production of natural gas under property we owned with an initial consideration received for each mineral lease of $50,000. In fiscal year 2009, we entered into one mineral lease with an initial consideration received of $50,000. Royalties earned on natural gas produced were $5,000 in fiscal year 2011. Oil and gas royalty income is not significant, nor a core part of our business. Therefore, we do not plan to revise our disclosures related to oil and gas royalty income.

Rental income, net of tenant related expenses during our fiscal years 2011, 2010 and 2009 was $419,000, $265,000 and $416,000, respectively. As rental income is not a part of our core business, we did not consider it to be significant to the periods presented in our FY 2011 Form 10k. Currently, in Fiscal Year 2012, net rental income year to date ending Quarter 3 2012 was $417,000 or 6% pre-tax income.

Liquidity and Capital Resources, page 31

2. We note that your disclosure of Liquidity and Capital Resources in the MD&A section does not discuss cash flows related to discontinued operations. In light of the fact that in fiscal 2010 you classified over 20 closed restaurants as discontinued operations, and as of August 31, 2011 you have 12 properties classified as discontinued operations assets that you are actively marketing for lease or sale, we believe that it may be useful to consider disclosures about your cash flows from discontinued operations in the Liquidity section. Please consider revising to describe how cash flows from discontinued operations are reflected in your cash flow statements and if material, you should quantify those cash flows since they are not separately identified in those statements. You should also describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations will impact your future liquidity and capital resources.

RESPONSE: Beginning with our annual report for fiscal year 2012, we will expand our disclosure of liquidity and capital resources to discuss cash flows related to discontinued operations and how cash flows from discontinued operations are reflected in our cash flow statement. We will quantify cash flow from discontinued operations and describe the effect of the absence of discontinued operations cash flows or absence of negative cash flows from operations and their impact on future liquidity and capital resources.

Notes to the Financial Statements

Note 1. Nature of Operations and significant Accounting Policies

Nature of Operations, page 51

3. We note from your disclosure in Note 1 that you received royalties from 122 franchises as of August 31, 2011 located primarily in the United States. If there are significant changes in the franchises during the period, please revise to disclose the following:

•	Franchises sold

•	Franchises purchased during the period

•	Franchised outlets in operation

Letter to United States Securities and Exchange Commission

July 27, 2012

•	Franchisor-owned outlets in operations

See guidance in ASC 952-605-50-3.

RESPONSE: We do not believe the franchise changes were significant. We started fiscal year 2011 with the same initial 130 franchises we purchased in fiscal year 2010. During fiscal year 2011, one new franchise opened, we purchased one franchise as a company owned restaurant and 8 franchise locations closed. The number of franchises at the end of fiscal year 2011 was 122. If the changes are significant in the future, we will add the disclosure.

Reportable Segments, page 51

4. We note your disclosure that you have three reportable segments: Company-owned restaurants, franchise operations and Culinary Contract Services (“CCS”). We also note your disclosure that Company-owned restaurants are aggregated into one reportable segment because the nature of the products and services, the production processes, the customers, the methods used to distribute the products and services and the nature of the regulatory environment are alike. However, in light of the fact that you disclose that you have three reportable segments, we would expect the notes to the financial statements to include the disclosure requirements set forth in ASC 280-10-50 for each reportable segment (i.e. Company-owned restaurants, franchise operations, and CCS). Also, your discussion of the results of operations in MD&A should be separately presented for each reportable segment. Please advise or revise accordingly.

RESPONSE: Prior to the development of the Culinary Contract Services and the acquisition of Fuddruckers, the Company operated with one single segment, Company Restaurants. Our approach to meeting the disclosure requirements related to revenue and profitability of the other two segments was to breakout the significant components of these segments on the face of the Consolidated Statement of Operations and include segment related disclosures within other relevant sections of our filings as not to create additional redundant disclosures.

We feel we have adequately separately disclosed the relevant segment information throughout our financial statements and related notes for the periods presented in our fiscal year 2011 Form 10-K in accordance with ASC 280-10-50.

•

The general information requirements per 50-21 of ASC 280-10-50 require disclosure of the reportable segments and the types of products and services from which each segment derives its revenues. In Note 1 of the financial statements, we describe our reportable segments, factors considered for aggregation and provide an explanation of how revenues are derived by each. (See chart 1 for further details)

•

Information about Profit or loss and Assets per 50-22 requires disclosure of the Profit or loss, total revenues and total assets for each segment. In Note 1 Reportable Segments we provide disclosure of how each segments revenues, expenses, assets and liabilities have been presented. (See charts 2 & 3 for further details)

Our chief operating decision makers (CODM) analyze our operating segments and uses store level profitability to determine the level, nature and extent of resources to be allocated to each segment. We evaluate segment performance based on store level profit, which excludes general and administrative expense, depreciation expense, net interest expense and other non-operating income or expense. As per ASC 280-10-50, since the profit measure used by our CODM does not include and allocation of general and administrative expense, depreciation expense, net interest expense and other non-operating income or expense, such costs have not been reported on separately by segment.

Our Management Discussion and Analysis includes detailed disclosure of each line item on the Consolidated Statement of Operations which includes separate segment specific line items by which we believe provides the reader the ability to evaluate the results of each of our segments.

Beginning with our fiscal year 2012 Form 10-K, we will plan to further separately present management’s discussion and analysis by reportable segment so that the segment results are more organized to the user of the financial statements. In addition, we plan to further consolidate our segment reporting in our notes to the financial statements in prospective filings.

#4 Response continued on next page.

Letter to United States Securities and Exchange Commission

July 27, 2012

The following charts are provided to show where the related ASC 280-10-50 disclosure requirements are met and presented in Form 10-K: (X = Disclosure relative to segment per column heading)

Chart 1 – ASC 280-10-50-21 – General Info

ASC 280-10-50	Form 10K Section	Description of Disclosure	Company Restaurants	Franchise	(CCS) Culinary Contract Services
General Info	Note 1. Nature of operations (pg. 51)	Number of restaurants in segment	x
		Number of CCS locations			Disclosed in Item 1 will disclose in Note 1 going forward
		Number of franchise locations		x
	Note 1. Reportable Segments (pg. 51)	Each restaurant is an operating segment because operating results and cash flow can be determined for each restaurant which is regularly reviewed by the chief operating decision maker. The Company has three reportable segments: Company-owned restaurants, franchise operations and Culinary Contract Services (“CCS”). Company owned restaurants are aggregated into one reportable segment because the nature of the products and services, the production processes, the customers, the methods used to distribute the products and services and the nature of the regulatory environment are alike.	x	x	x
	Note 1. Revenue Recognition (pg. 53)	All three segments revenue components and recognition policies disclosed	x	x	x

#4 Response continued on next page.

Letter to United States Securities and Exchange Commission

July 27, 2012

#4 Response continued.

Chart 2 – ASC 280-10-50-22 – Total Assets & Capital Expenditures

ASC 280-10-50	Form 10K Section	Description of Disclosure	Company Restaurants	Franchise	(CCS) Culinary Contract Services
Total Assets & Balance Sheet (pg. 47) CapEx		Substantially all assets relate to Company Restaurants segment.	x
	Note 2. Acquisitions (pg. 56)	Historical cost, related amortization, estimated useful life of the portion of total assets related to franchise segment		x
	Note 6. Trade Receivables and Other (A/R -Accounts Receivable) (pg. 61)	Table of Total A/R components with explanatary note disclosing the franchise and CCS segment related balances and activity		x	x
	No reference - additional insight for response	CCS properties not disclosed as not significant. As of 8-31-2011, net book value of all CCS capital assets were approximately $2m or 0.8% of total assets. Total CCS assets amounted to $4.4m as of 8-31-2011.			not considered significant
	Consolidated Statement of Cash Flows (pg. 50)	Purchases of property and equipment of $11.0m, $3.5m, and $12.3m, for fiscal years 2011, 2010, and 2009, respectively primarily relate to the Company Restaurant Segment. CCS segment capital expenditures were $0.2m, $0.5m, & $0.7m respectively, considered not significant. Franchise related capital investments were included in the acquisition amount in fiscal year 2010. See Note 2. Acquisitions for detail.	x	x	x

#4 Response continued on next page.

Letter to United States Securities and Exchange Commission

July 27, 2012

#4 Response continued.

Chart 3 – ASC 280-10-50-22 – Total Revenues & Profit and Loss

ASC 280-10-50	Form 10K Section	Description of Disclosure	Company Restaurants	Franchise	(CCS) Culinary Contract Services
Total Revenues & Profit and Loss	Note 1. Reportable Segments (pg.51)	Revenues and expenses for Company-owned restaurants are separately presented in the income statement.	x
		Revenue related to franchised Fuddruckers restaurants are presented separately on the income statement, but expenses are not considered material or being utilized by the CODM therefore are not presented separately or disclosed in the footnotes.		x
		Revenues and expenses for CCS are presented separately on the income statements			x
	Note 1. Cost of Culinary Contract Services (pg. 53)	The cost of culinary contract services includes all food, payroll and related costs, and other operating expenses related to culinary contract service sales. All general and administrative expenses, depreciation and amortization, property disposal, asset impairment costs associated with culinary contract services are reported within those			x
	MD&A (pg.22)	Discussion and analysis provided on all material amounts reported separately for each reportable segment.	x	x	x

Letter to United States Securities and Exchange Commission

July 27, 2012

5. We note from the disclosure included in Note 1 that the Company believes each restaurant is an operating segment because operating results and cash flow can be determined for each restaurant which is regularly reviewed by the chief operating decision maker. We also note from the disclosure included in Note 1 that the Company has three reportable segments with these consisting of Company-owned restaurants, franchise operations and culinary contract services. We also note from the disclosure included on page 6 in the “Business” section of the Form 10-K, that the Company operated 155 restaurants as of November 9, 2011 which include 58 Fuddrucker locations and 3 Koo Koo Roo Chicken Bistro locations that were acquired in the Fuddruckers acquisition on July 26, 2010. We further note from the discussion throughout the Form 10-K that the operations of the restaurants acquired in the Fuddrucker’s acquisition do not appear to be similar to those of the Company’s existing Luby’s Cafeteria locations. Some examples of differences that we noted are as follows:

•

Luby’s operates a cafeteria-style dining operation serving a variety of different entrees and side dishes and desserts while Fuddruckers serves primarily burgers and other sandwiches and salads in a self-service or quick casual environment.

•

The disclosure on page 26 of MD&A indicates the mix of leased units is higher since completion of the Fuddruckers acquisition and the Company experienced a higher level of repairs, maintenance and supply costs at Fuddruckers units during 2011.

•

The Company had a loss from continuing operations for the fiscal year ended August 25, 2010 but income from continuing operations for this period on a pro forma basis based on the disclosures included in Note 2. This indicates that the Luby’s operations were not profitable in 2010 but the acquired Fuddruckers operations were profitable during this same period.

Given these differences between your Luby’s and Fuddrucker restaurant operations, we have concern that these two types of company owned restaurant operations may not be economically similar and should not be aggregated into a single reportable segment for purposes of your segment disclosures pursuant to ASC 280-10-50-11. With regard to your company-owned restaurant operations, please tell us the primary operating performance measure that is used by your chief operating decision maker for purposes of assessing performance and allocating resources to these operations. Also, with regards to these operations, please tell us why the Company believes that the Luby’s Cafeteria and Fuddrucker and Koo Koo Roo Chicken Bistro operations are economically similar and should be aggregated into a single reportable segment pursuant to the guidance in ASC 280-10-50-11.

Letter to United States Securities and Exchange Commission

July 27, 2012

RESPONSE:

Regarding the differences noted above:

Noted difference #1 –

•

Luby’s operates a cafeteria-style dining operation serving a variety of different entrees and side dishes and desserts while Fuddruckers serves primarily burgers and other sandwiches and salads in a self-service or quick casual environment.

Both brands’ menus are focused on quality food prepared fresh daily delivered quickly at a fair price, generally at a price lower than other casual dining competitors charge for comparable products. We have and will continue to experiment with cross brand and product promotions and the combined development of combination branded properties.

Noted difference #2 –

•

The disclosure on page 26 of MD&A indicates the mix of leased units is higher since completion of the Fuddruckers acquisition and the Company experienced a higher level of repairs, maintenance and supply costs at Fuddruckers units during 2011.

The additional repairs and maintenance for Fuddruckers is due more to first year investments in needed repairs in order to improve the appearance and functionality of the restaurants. We expect Fuddruckers repair and maintenance costs to normalize once we address the repairs and maintenance deferred by previous owners.

Noted difference #3-

•

The Company had a loss from continuing operations for the fiscal year ended August 25, 2010 but income from continuing operations for this period on a pro forma basis based on the disclosures included in Note 2. This indicates that the Luby’s operations were not profitable in 2010 but the acquired Fuddruckers operations were profitable during this same period.

Luby’s continuing operations during fiscal 2010 were impacted significantly by $5.1 million in pre-tax non-store level items including (see page 23 of our fiscal 2010 Form 10-K) the following: $1.2 million in professional fees and integration expenses related to the acquisition of Fuddruckers, $1.8 million in impairments of fair value of investments and assets and $3.0 million in legal fees and an amount sufficient to cover a legal settlement agreement pending court approval as of year-end, partially offset by a $0.9 million gain on the sale of a continuing asset. Absent these items, fiscal year 2010 pre-tax income would have been positive. The owned and operated Fuddruckers and Koo Koo Roo restaurants purchased by the Company contributed only $7.6 million in restaurant sales as the acquisition closed approximately one month before fiscal year end, thus no significant profit contribution in fiscal year 2010. As we evaluate the economic similarity between a Fuddruckers restaurant and a Luby’s Cafeteria restaurant, we believe it is more important to consider the expected long-term economic results as opposed to those results shortly after the completion of a business acquisition.

Letter to United States Securities and Exchange Commission

July 27, 2012

The primary operating performance measure used by our CODM is store level profit, which is restaurant operating margin or profit before depreciation and before general and administrative expense. We define store level profit as restaurant sales less cost of food, less payroll and related costs less other operating expenses, which are all separate line items on our statement of operations. The difference in store level profit between the two brands is not significant, 3.3% for the quarter ended May 9, 2012 which was slightly less than the difference for fiscal year 2011 ended August 31, 2011.

The following table shows store level profit information expressed as a percentage of sales for our 2011 fiscal year and 2012 fiscal third quarter:

	FY 2011	Q3 FY2012
Luby’s	13.8%	18.4%
Fuddruckers	10.1%	15.1%

Difference	3.7%	3.3%

Although subject to many variables, we expect the difference in store level profit between the two brands to be less in the near future and then stabilize over the long term. The current differences in store level profit between brands is primarily due to the higher number of leased Fuddruckers units, 75% are operated on a leased premise versus only approximately 30% at Luby’s Cafeterias.

The different mix of leased properties between the two brands is not inherently brand specific, but reflects differences in management styles and available liquidity. Historic and current Luby’s management has preferred to buy property when there is a choice between leasing and purchasing property. Based on the ratio of leased to owned Fuddruckers properties, we believe the prior Fuddruckers management preferred to lease rather than purchase property. Fuddruckers is now under Luby’s management and the mix of leased vs. fee simple or owned Fuddruckers branded properties is expected to shift to a more similar ratio in the future which will continue to reduce the current difference in store level profit between brands.

We operate the restaurant segment as a multi-brand operator. Our primary restaurant brands include Luby’s Cafeteria and Fuddruckers with a few non-core restaurant locations under other brand names (i.e. - Koo Koo Roo California Bistro). Each restaurant is an operating segment because operating results and cash flow can be determined for each restaurant which is regularly reviewed by the chief operating decision maker. We believe we meet the criteria for aggregating our restaurant brands into one segment for the following reasons:

1.	similar economic characteristics which will result in similar long-term economic results in the future as discussed earlier in this response;

2.	we have recently started to operate both brands at a single physical building and we plan to expand that process in the future because there are numerous similarities between these two brands which allow for incremental efficiencies;

3.	all brands provide fresh prepared foods to similar customers;

4.	sales are derived for the sale of food and beverages to the general public with no particular group of customers;

5.	production processes are similar;

6.	methods used to distribute our products are similar;

7.	we periodically advertise both restaurant brands together;

8.	management oversight practices, tools and procedures are not brand specific and apply to all types of restaurants; and

9.	the nature of the regulatory, economical, environment, competitive environments are similar.

As we continue to grow our Company, management believes that any additional restaurant acquisitions made would likely also be aggregated into the Company Restaurants segment. In the event another franchisee system was acquired, the franchise component would be aggregated into the franchise segment of our business. In the event, we acquired food service contract units, we would aggregate those units in the CCS segment.

Letter to United States Securities and Exchange Commission

July 27, 2012

Discontinued Operations, page 54

6. We note your disclosure that restaurants included in a store closure plan are considered discontinued operations at the time the plan is approved. However, we also note that it appears some of your closed stores have been included in continuing operations during the periods presented. Please revise the notes to the financial statements to disclose your accounting policies regarding discontinued operations and specifically how you determine whether a closed store meets the criteria necessary to be considered discontinued operations. Your revised disclosure should be similar to the disclosure in footnote (a) on page 21.

RESPONSE: Beginning with our fiscal year 2012 Form 10-K, we will update Note 1 – Discontinued Operations footnote disclosure with the following:

Discontinued Operations

Management evaluates unit closures for presentation in discontinued operations following guidance from ASC 205-20-55. To qualify for presentation as a discontinued operation, management determines if the closure or exit of a business location or activity meets the following conditions: (1) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (2) there will not be any significant continuing involvement in the operations of the component after the disposal transaction. To evaluate whether these conditions are met, management considers whether the cash flows lost will not be recovered and generated by the ongoing entity, the level of guess traffic and sales transfer, the significance of the number of locations closed and expectancy of cash flow replacement by sales from new and existing locations, as well as the level of continuing involvement in the disposed operation. In October 2009 the Company adopted a Cash Flow Improvement and Capital Redeployment Plan (“the Plan”), which included closing 24 stores. Operating and non-operating results of these locations are then classified and reported as discontinued operations of all periods presented.

Note 12. Impairment of Long-Lived Assets, Store Closings, Discontinued Operations and Property Held for Sale, page 69

Impairment of Long-Lived Assets and Store Closings, page 69

7. We note from your disclosure in Note 12 that there was a $1.4 million and $.9 million gain in fiscal 2011 and 2010, respectively, related to two property transactions occurring during each of the applicable years. In light of the fact that you have several stores closed and sold that are considered discontinued operations, please explain to us why you believe it was appropriate to classify the sale of these properties as continuing operations rather than discontinued operations.

Letter to United States Securities and Exchange Commission

July 27, 2012

RESPONSE: Note 12 disclosed the continuing operations gains on property transactions occurring during the two fiscal years 2011 and 2010. We evaluated these unit closures for reporting as discontinued operations by considering whether the cash flows lost will not be recovered and generated by the ongoing entity, the level of guess traffic and sales transfer, the significance of the number of locations closed and expectancy of cash flow replacement by sales from new and existing locations, as well as the level of continuing involvement in the disposed operation. In fiscal year 2011, we received proceeds from the State of Texas for condemnation of a parcel of land for road improvements, and we also sold one restaurant that was operating immediately prior to an unsolicited offer for sale of one of our Fuddruckers units, we took this opportunity to sell this site in order to rebuild a new unit in this market in the future which is expected to replace the cash flows lost. In fiscal year 2010, we received proceeds for the sale of an easement at one of our operating restaurant properties which remains in operation, and we sold one previously closed restaurant property that was previously evaluated and not part of a store closure plan.

Note 15. Share-Based Compensation, page 75

8. We note from your disclosure in Note 15 that you have segregated option awards into three homogenous groups for the purpose of determining fair values for your options and valuation assumptions are determined separately for the three groups which represent, respectively, the Executive Stock Option Plan, the Employee Stock Option Plans and the Non-Employee Director Stock Option Plan. However, we also note that you disclose only one table with assumptions used to determine fair value and it is not clear which plan the assumptions relate to. Please provide for us and revise to disclose the assumptions used to determine the fair value of the options granted in each of the plans. Also, if any of the information included in the summary of stock option activity differs between option plans, please separately disclose that information as well.

RESPONSE: Beginning with our annual report for fiscal year 2012, we will revise our Share Based Compensation note to be more clear. We have two active share based compensation plans, the Luby’s Incentive Stock Plan and Non-employee Stock Plan.

There were no options granted in fiscal years 2011, 2010 or 2009 under the Executive Stock Plan. Previous grants under the Executive Stock Plan have either been exercised or cancelled and the Company does not grant any new options under the Executive Stock Plan. Therefore, we plan to remove any reference to the Executive Stock Plan in our notes.

The Non-employee Stock Plan is still active; however, no table of assumptions was required for the Non-employee Stock Plan because there were no options granted under the Non-employee Stock Plan in fiscal years 2011, 2010 or 2009. The plan is still active and we will continue to describe the plan in our note and will add a table of assumptions if options are granted under the Non-employee Stock plan in the future.

All options granted in fiscal years 2011, 2010 and 2009 were granted under the Luby’s Incentive Stock Plan. Options were granted twice in fiscal year 2011, November 18, 2010 and April 20, 2011. Our fiscal year ends the last Wednesday in August so our 2011 fiscal year was August 26, 2010 through August 31, 2011.

Beginning with our annual report for fiscal year 2012, we will provide a table showing the range in assumptions used to calculate fair value for each plan and for each grant within a plan, for each fiscal year. For fiscal year 2011, 2010 and 2009, the table under the section describing Luby’s Incentive Stock Plan should have reflected the following:

	FY2011	FY2010	FY2009
Dividend yield	0%	0%	0%
Volatility	57.1 – 57.2%	59.0%	56.2%

Letter to United States Securities and Exchange Commission

July 27, 2012

Risk-free interest rate	1.5 – 2.1%	2.2%	1.6%
Expected life (in years)	4.25	4.25	4.25

The table assumptions per grant in fiscal year 2011 were:

	Nov 18, 2010	Apr 20, 2011
Dividend yield	0%	0%
Volatility	57.1%	57.2%
Risk-free interest rate	1.5%	2.1%
Expected life (in years)	4.25	4.25

There was only one grant in fiscal years 2010 and 2009.

9. We note your disclosure that you use the simplified method to estimate expected lives for stock options granted during the period. In light of the significant amount of time that has passed since the adoption of SFAS No. 123, please explain to us why you believe it is appropriate to continue using the simplified method. See guidance in Staff Accounting Bulletin No. 110.

RESPONSE: We continued to use the simplified method after the adoption of Staff Accounting Bulletin No. 110 as the expected term determined under the simplified method approximated the historical calculated average. We will discontinue our use of the simplified method as per guidance in Staff Accounting Bulletin No. 110 and change the wording in our disclosure as appropriate beginning with all stock option awards granted after the date of this letter.

Forms 8-K dated June 13, 2012, March 21, 2012 and January 20, 2012

10. We note that the first bullet point on your earnings release furnished on Form 8-K discloses the non-GAAP financial measure store level profit. In light of the fact that this appears to be a non-GAAP financial measure, you should revise to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K as follows:

•	The most directly comparable financial measure determined in accordance with GAAP presented with equal or greater prominence than the non-GAAP measure;

•	A quantitative reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure;

•	The reason that management believes the presentation of the non-GAAP information is useful for an investor’s understanding of your financial condition and results of operations; and

•	The additional purposes, if any, for which management uses non-GAAP measures.

Please revise accordingly.

RESPONSE: This Non-GAAP measure, Store Level profit is not intended to replace or provide for more prominence over any GAAP measurement. We do believe the presentation of store level profit is useful to investors in understanding our restaurant level operational performance compared to previous periods and to other competitors.

Letter to United States Securities and Exchange Commission

July 27, 2012

Beginning with our next 8-K for our Q4 2012 & fiscal year 2012 results, we will provide a reconciliation between store level profit and our line item income from continuing operations on our Consolidated Statements of Operations.

Below is an example of the reconciliation of store level profit to income from continuing operations:

	Quarter Ended
($000s)	May 9 2012	May 4 2011
	(12 weeks)	(12 weeks)

Store level profit	13,444	12,587

Culinary contract services - sales	4,336	3,560
Cost of culinary contract services	(3,979)	(3,316)
Franchise revenue	1,702	1,602
Vending Revenue	148	160
General and administrative expenses	(7,195)	(6,981)
Depreciation and amortization	(4,322)	(3,875)

Operating Margin	4,134	3,737

Opening Costs	(33)	(34)
Provision for asset impairments, net	—	—
Net loss on disposition of property and equipment Interest	(124)	(28)
Interest Income	3	—
Interest Expense	(201)	(579)
Other Income, net	265	356

Income before income taxes and discontinued operations	4,044	3,452
Provision for income taxes	(1,535)	(1,393)

Income from continuing operations	2,509	2,060

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do no foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,

/s/ K. Scott Gray

K. Scott Gray

Senior Vice President and

Chief Financial Officer